Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

NOTICE OF CONVOCATION OF THE 107TH ORDINARY GENERAL MEETING OF STOCKHOLDERS
BUSINESS REPORT
BALANCE SHEET (Non-consolidated basis)
STATEMENT OF INCOME (Non-consolidated basis)
PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT
CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

June 2, 2003

	BY:	/s/ Noboru Hara Noboru Hara General Manager General Administration Department

[Translation]

NOTICE OF THE CONVOCATION

OF

THE 107TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

[This is translation from the Japanese language of
a notice distributed to stockholders in Japan.]

TDK Corporation

Tokyo, Japan

[Translation]

To: Stockholders

May 30, 2003

TDK Corporation (the “Company”) 13-1, Nihonbashi 1-chome Chuo-ku, Tokyo

Hajime Sawabe President and CEO

NOTICE OF CONVOCATION OF
THE 107TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

     You are hereby notified that the 107th Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

     When you attend the meeting in person, please submit the voting right exercise form enclosed herewith to the receptionist at the place of the meeting. In the event that you are unable to attend the aforesaid meeting, please study the reference documents below and indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items on the agenda, since you may exercise your voting right by written form by returning the form to the Company after affixing your seal impression.

Particulars

1.	Date and Time:	10:00 a.m. on June 27, 2003 (Friday)

2.	Place of the Meeting:	Technical Center of the Company, 9th Floor 15-7, Higashi-Ohwada 2-chome, Ichikawa-shi, Chiba Prefecture

3.	Purposes of the Meeting:

	Matters to be Reported:	Report on the balance sheet as of March 31, 2003 and the business report and the statement of income for the 107th fiscal year (from April 1, 2002 to March 31, 2003)

Matters to be Resolved:

	First Item:	Approval of proposal for appropriation of retained earnings for the 107th fiscal year

	Second Item:	Partial amendments to the Articles of Incorporation The substances of this item are contained in the “Reference Document Concerning Exercise of Voting Rights” (from Page 29 to page 35)

	Third Item:	Acquisition of own shares of the Company The substances of this item are contained in the “Reference Documents Concerning Exercise of Voting Rights”

(Page 35)

Fourth Item:	Issuance of stock acquisition rights, in order to grant such rights to Directors, Corporate Officers and key employees of the Company and its associated companies

The substances of this item are contained in the “Reference Documents Concerning Exercise of Voting Rights” (from Page 36 to page 38)

Fifth Item:	Election of five (5) Corporate Auditors

Sixth Item:	Presentation of retirement grants to the resigning Corporate Auditors

Seventh Item:	Appointment of Certified Public Accountants

- End -

(Documents Attached to the Notice of Convocation
of the Ordinary General Meeting of Stockholders)

Attachment (1)

BUSINESS REPORT
From: April 1, 2002
To: March 31, 2003

I.	Outline of Business

(1)	Business Progress and Results

     Economic circumstances during the fiscal year ended March 31, 2003, were very severe like the previous fiscal year, and continued throughout the fiscal year under review. Similarly, while the world-leading U.S. economy seemed to show a moderate emergence from recession at the beginning of 2002, consumers and business sentiment deteriorated due to sluggish demand and struggling stock markets, etc. from the fall onwards. Japan and Europe also stagnated under the influence of the U.S. economy. Despite having made a relatively steady shift, Asia, including China, is yet to be the leader of the global economy because of its shallow-bottom economy.

     Under these challenging management circumstances, however, sales of the Company were boosted due to the increase of demand for electronic components attributable to the development of digitilization of audio and visual equipment and utilization of electronic parts in automobiles. The Company also continued income structure reforms from the preceding year from the perspective of improving efficiency and selection and concentration of businesses. As a result, the Company marked, on a non-consolidated basis, net sales of ¥320,697 million (an increase of 0.9% compared with the preceding fiscal year), current income of ¥9,078 million (an increase of 19.8% compared with the preceding fiscal year), net income of ¥133 million (¥3,794 million of net losses was stated for the preceding fiscal year) and net income per share of ¥0.53 (¥28.55 of net losses per share was stated for the preceding fiscal year), respectively, for the fiscal year under review. On a consolidated basis, the Company marked net sales of ¥608,880 million (an increase of 6.7% compared with the preceding fiscal year), net income before income taxes of ¥18,081 million (¥43,697 million of net losses before income taxes was stated for the preceding fiscal year), net income of ¥12,019 million (¥25,771 million of net losses was stated for the preceding fiscal year) and net income per share of ¥90.56 (¥193.91 of net losses per share was stated for the preceding fiscal year), respectively.

     The outline of each of the business divisions will be reported as follows and it will mainly focus on the consolidated business results.

(2)	The Outline of Each of the Divisions Are Reported as Follows by Focusing on Consolidated Settlement:

     <Electronic materials & components division>

     Consolidated sales of this division amounted to ¥472,529 million (an increase of 9.2 % compared with the preceding fiscal year). As a result of the boost in sales of recording devices, which regained the market share of HDD heads, and capacitors and inductive devices, whose increase of demand was attributable to the development of digitilization of audio and visual equipment and utilization of electronic parts in automobiles, overall sales of this division rose.

     Non-consolidated sales amounted to ¥278,000 million (an increase of 2.3% compared with the preceding fiscal year). While electronic materials and electronic devices showed similar growth as the consolidated sales, sales of recording devices dropped due to the changes of trading forms of the Company’s business partners.

     An outline of each product is as follows:

Electronic materials

     Consolidated sales of electronic materials increased as compared with the preceding fiscal year.

     Capacitors — Multilayer chip capacitors, the principal product in sales of capacitors, marked an increase of sales due to a growing demand caused by digitization of audio and visual equipment and utilization of electronic parts in automobiles despite the Company’s business partners’ stringent requirement for discounting.

     Ferrite cores and magnets — Sales of ferrite cores used in LCD backlights and ferrite cores for power supplies mainly used for audio and visual equipment were both favorable. Demand for cores for IT-related information and communications, however, was low because the market has not yet recovered, and sales of deflection yoke cores, the principal component of TVs and computer monitors, dropped due to intensified competition, which resulted in a decline in overall sales for ferrite cores. Demand for magnets made a firm shift from the preceding year in the automobile and parts sectors, which increased its sales. Consequently, sales of ferrite cores and magnets as a whole were slightly down as compared with the preceding fiscal year.

     Non-consolidated sales also rose as compared with the preceding fiscal year for the same reason as resulted in the increase in consolidated sales.

Electronic devices

     Consolidated sales of electronic devices increased as compared with the preceding fiscal year.

     Inductive devices — Inductive devices, which is the principal product, marked an increase in sales due to growing demand caused by expanding markets in digital audio and visual equipment, such as DVD players and digital still cameras, and the advancement in the utilization of electronic parts in automobiles, which sufficiently absorbed negative factors such as in the case with capacitors, the requirement for discount of labeled prices and the adjustment of production by the Company’s business partners mainly in the audio and visual equipment section in the fourth quarter.

     High-frequency components — Since the sales ratio of the products used for data communications, mainly mobile phones, is high, high-frequency components have been dependent upon mobile phone markets. Although sales quantity has improved since the summer 2002 when the business partners completed inventory adjustments, requirements for price reduction of high-frequency components due to lingering oversupply was much more stringent than that of other electronic components, thus the sales did not increase as much as the quantity did.

     Other products — DC-DC converters for video game systems marked an increase through the fiscal year under review as compared with the preceding fiscal year despite the production adjustment by the Company’s business partners from the second half of the third quarter. Power supplies for PC related areas, such as LCD projectors, shifted favorably, as well. Actuators, chip varistors and others for PC related areas and communications area also did well. Overall sales of other products were up.

     Non-consolidated sales also rose as compared with the preceding fiscal year for the same reason as resulted in the increase in consolidated sales.

Recording devices

     Consolidated sales of recording devices increased as compared with the preceding fiscal year. With respect to heads of hard-disc drive (“HDDs”), due to the Company’s HDD heads regaining the market share, mainly 40 gigabyte disk products which enjoy high reputation from the Company’s business partners, and a decrease in the average number of heads used for one HDD that was less than anticipated, aggregate demand of heads grew at a steady pace, which resulted in an increase of sales. Sales of other head products decreased due to the slowdown of demand, among other factors.

     Non-consolidated sales dropped due to changes in the trading forms of the Company’s business partners, among other factors.

Semiconductors & others

     Consolidated sales of semiconductors and other products decreased as compared with the preceding fiscal year. Capital investment in communications infrastructure-related plants and equipment was still low, and sales of semiconductors used for set-top box modems and LAN/WAN dropped sharply. Sales of anechoic chambers for noise control met with succession of cancelled and rescheduled projects due to global recessions and uncertainty over the prospects, and so declined.

     Non-consolidated sales decreased, as well, yet most of the sales of semiconductors were reported by the consolidated subsidiaries.

Recording media & systems segment

     Sales in the recording media & systems segment amounted to ¥136,351 million (a decrease of 0.9% compared with the preceding fiscal year).

     Sales of audiotapes dropped from the preceding year due to a decline in long-term demand attributed to transition to optical media. Despite a decline in long-term demand attributed to transition to optical media and widespread use of prerecorded DVD software, sales of videotapes grew slightly this year, which is ascribed to the 2002 FIFA World Cup"™”. With respect to optical media, sales stayed almost even, as demand for CD-Rs write-once disks and DVDs increased, yet demand for MD and labeled price of CD-Rs were both down. Sales of tape-based data storage media for computers, which had acquired regulatory approval of the new standard called LTO* (Linear Tape-Open) during the preceding year, and software related products rose.

     Non-consolidated sales amounted to ¥42,690 million (a decrease of 7.3% compared with the preceding fiscal year). Since a decline in demand of audiotapes accounted not only for the drop of domestic shipment but also for the drop of export shipment, the rate of decrease of non-consolidated sales is higher than that of consolidated sales.

*Linear Tape-Open, LTO, the LTO Logo, Ultrium, Ultrium Logo are trademarks of HP, IBM and Seagate RSS in the U.S. and other countries or both.

     Breakdown of net sales by major products on a non-consolidated basis and consolidated basis are as follows:

[Non-consolidated basis]

				Comparison
				with the
Segment and Products	Major use	Amount	Ratio	preceding term

		(¥ million)	(%)	(%)
Electronic materials & components		278,006	86.7	2.3
Electronic materials	TVs, OA, telecommunications, automobiles, etc.	133,325	41.6	6.3
Electronic devices	TVs, VTRs, OA, telecommunications, automobiles, etc.	86,274	26.9	9.7
Recording devices	HDDs, printers, etc.	46,437	14.5	-10.3
Semiconductors & others	OA, communications, etc.	11,968	3.7	-24.9
Recording media & systems	Entertainment, education, broadcasting, etc.	42,690	13.3	-7.3

Total		320,697	100.0	0.9

Overseas sales
(included in the total)		176,461	55.0	7.7

(Note)
Any amount less than one million yen has been disregarded.

[Consolidated basis]

				Comparison
				with the
Segment and Products	Major use	Amount	Ratio	preceding term

		(¥ million)	(%)	(%)
Electronic materials & components		472,529	77.6	9.2
Electronic materials	TVs, OA, telecommunications, automobiles, etc.	168,949	27.8	4.4
Electronic devices	TVs, VTRs, OA, telecommunications, automobiles, etc.	112,729	18.5	6.4
Recording devices	HDDs, printers, etc.	175,986	28.9	19.7
Semiconductors & others	OA, communications, etc.	14,865	2.4	-17.9
Recording media & systems	Entertainment, education, broadcasting, etc.	136,351	22.4	-0.9
Total		608,880	100.0	6.7

Overseas sales
(included in the total)		443,377	72.8	9.3

(Notes)
1.	Any amount less than one million yen has been disregarded.
2.	“Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (the Emerging Issues Task Force (“EITF”) 01-9) has been adopted from the 107th fiscal year. Accordingly, the results of the comparison with the preceding year have been restated based on the amended net sales of the previous fiscal year.

(3)	Capital Expenditures and Financing

     Non-consolidated capital expenditures during the fiscal year under review totaled ¥24,959 million. This was principally invested in rationalization of production facilities as well as development facilities with respect to electronic devices including capacitors, etc. This was appropriated by internally generated funds.

     Consolidated capital expenditures during the fiscal year under review totaled ¥41,451 million. This was principally invested in facilities for production expansion and rationalization with respect to recording devices.

     The Company has endeavored to improve asset efficiencies by reducing inventories and selecting investment targets, etc. As a result, cash equivalents amounted to ¥170,551 million, an increase of ¥44,790 million from the preceding fiscal year, without utilizing any external financing.

(4)	Business Results and Summary of Assets

Non-consolidated Business Results:

Term	104th		105th		106th		107th
	(4/1/1999 -		(4/1/2000 -		(4/1/2001 -		(4/1/2002 -
Category	3/31/2000)		3/31/2001)		3/31/2002)		3/31/2003)

			(Yen)
Net Sales	434,833	mil	457,676	mil.	317,811	mil.	320,697	mil.
Net Income	24,373	mil.	8,739	mil.	-3,794	mil.	133	mil.
Net Income per Share	183.00		65.62		-28.55		0.53
Net Assets:	441,072	mil.	441,662	mil.	426,439	mil.	419,241	mil.
Total Assets	562,942	mil.	558,432	mil.	522,140	mil.	509,561	mil.

Consolidated Business Results:

Term	104th		105th		106th		107th
	(4/1/1999 -		(4/1/2000 -		(4/1/2001 -		(4/1/2002 -
Category	3/31/2000)		3/31/2001)		3/31/2002)		3/31/2003)

					(Yen)
Net Sales	664,713	mil.	679,086	mil.	570,511	mil.	608,880	mil.
Net Income	50,730	mil.	43,983	mil.	-25,771	mil.	12,019	mil.
Net Income per Share	380.89		330.54		-193.91		90.56
Net Assets:	571,013	mil.	637,749	mil.	583,927	mil.	553,885	mil.
Total Assets	775,992	mil.	820,177	mil.	749,910	mil.	747,337	mil.

Notes:
1.	With respect to the non-consolidated business results, any amount less than one million yen has been disregarded.
2.	With respect to the consolidated business results, any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.
3.	Net income per share has been computed based on the average number of shares issued during the relevant fiscal year.
4.	Treasury stock has been deducted from the calculation of non-consolidated income (in case of losses indicated with “-”) per share for the 106th fiscal year.
5.	From the 107th fiscal year, net income (loss) per share is calculated by the application of the “Accounting Standards for Net Income per Share” (Corporate Accounting Standard No. 2) (September 25, 2002, Corporate Accounting Standards Executive Committee) and “Application Guidelines for Accounting Standards regarding Net Income per Share” (Application Guidelines for Corporate Accounting No. 4).
6.	“Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” EITF 01-9 has been adopted to the consolidated sales for the fiscal year under review. Accordingly, net sales from the 104th to 106th fiscal year have been amended and restated.

During the 104th fiscal year, while each of sales and income on a non-consolidated basis increased, sales decreased and income increased on a consolidated basis in comparison with the preceding fiscal year.

During the 105th fiscal year, the Company marked an increase in sales but a decrease in income on both a consolidated and non-consolidated basis. The decrease in income on a non-consolidated basis is attributable to the transition resulting from changes in the accounting method for the retirement benefits.

During the 106th fiscal year, the Company marked a decrease in sales and income on both a consolidated and non-consolidated basis and restructuring expenses resulting from the implementation of the structural reform plan were incurred.

With respect to the 107th fiscal year, results are stated in sections (1) Business Progress and Results and (3) Capital Expenditures and Financing above.

(5)	Tasks to be Undertaken by the Company:

     The Company was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, the Company has grown as a result of its originality based on the Company’s founding spirit: “Contributes to culture and industry through creativity” and with the flexibility to rapidly adjust to changes in the business environment.

     Operating circumstances surrounding corporations have drastically changed as we move towards a global society, as demonstrated by the rapid permeation of broadband and vigorously growing demand for digital apparatus such as plasma display and DVD recorders, where we are moving towards a “Ubiquitous"* society on one hand, and worldwide economic recession, progression of globalization and gaining of economic power by China on the other. Under such business circumstances, each individual corporation is required to navigate increasingly severe competition by providing higher corporate value to all stakeholders concerned, which in turn is accomplished by fully utilizing true originality and expertise. The Company will aim at the creation of a corporate structure, which will be able to quickly adapt to changes and needs in this era, and achieve new corporate value that is required in the 21st century.

*	“Ubiquitous” in Latin means, “to exist everywhere simultaneously”. (Translator’s note)

•   Challenging business circumstances

     Looking to the fiscal year ending March 2004, firstly, a stagnant macro-economy will linger. Money flow to the U.S., the single leader of the world economy up to this point, has changed because the U.S. stock prices faltered and each country’s foreign exchange reserves shifted into Euro, among other factors. There was no shrinking of economy in the U.S. during which money was coming in. However, as a result of the decrease in inflow of money, the economic growth has slowed down. Nevertheless, it seems no country is able to replace U.S. as the world economic leader for the moment. Another problem is prolonging stagnant demand as well as continued reduction of sales prices in the electronic industry. Furthermore, there is little hope for a strong demand expansion in the immediate future for the following reasons among others: (1) PCs and mobile phones have entered the replacement market, and demand will plateau until applications making maximum use of broadband are brought out; (2) Overinvestment made by corporations during the IT bubble economy will continue to be rectified (cutting down capital expenditure); (3) Structural change of economy attributed to the Internet. Downward trends in sales prices will also probably continue for the following reasons: (1) Increase of supply capacity of China and Asia, as well as oversupply attributed to excess production capacity acquired during the IT bubble economy; and (2) Reduction of sales prices due to distribution via the Internet. The Company considers that the business in this fiscal year will be developed by knowing the seriousness of the prolonged tough external environment as above.

•   The second stage of structural reforms

     Although it is forecasted that the business environment will be challenging as above, the Company regards the fiscal year ending March 2004 as a starting year for fresh growth of the Company. The Company puts the utmost emphasis on building a structure that ensures profits even under circumstances that hinder sales growth, and that ensures sales growth even when markets are sluggish. During the fiscal year ending March 31, 2004, the Company will strive for all-out implementation of such structural reforms as well as shift in terms of the nature (or the way of thinking) of the Company in order to keep up with the era of speed and the era of uncertainty and construct a sturdy foundation resistant to sharp fluctuations of markets in an attempt to increase profit-earning and growing capacities.

•   Structural reforms aiming at increase of profit-earning capacity

1.	To provide business partners at the right time with new products that are really wanted by them

It is expected that the electronic industry will be able to achieve further leaps in the medium term, yet, as mentioned before, hope for a strong expansion in demand in the immediate future is unlikely to be realized. Corporations, however, must grow. In order to ensure sales growth during periods when markets are sluggish, timely supply of unique and new products that are wanted by the markets is essential. In addition, a high degree of expertise should be utilized to link such timely supply with profit earning.

We will strive towards the timely supply of products by further working on the development of materials, one of our strengths, and enhancing the process technology that utilizes such material development of the Company, as well as knowing accurately what the business partners really want, and combining this with making full use of the Company’s strengths. In other words, we will endeavor to strengthen the characteristics as an “e-material solution provider”, the fundamental position we pursue, and to carry out structural reforms to increase the sales ratio of profitable new products. We have already implemented some measures to lay the groundwork for these goals.

(1) “Narrowing Down Themes of Development and Reviewing of Such Themes on a Short Period Cycle”

We have marked out “IT Home Electronic Appliances”, “High-Speed and Large-Capacity Networks” and “Car Electronics”, all of which are expected to grow in the future, as three key areas, and further narrowed down the existing themes of development to themes that can make full use of the Company’s strengths. We will follow up the progress of these themes as well as review the themes on a shorter period cycle in order to keep up with the speed of the market movement.

(2) “Structural Reform for Sales Organization and Establishment of Application Center”

To meet rapidly changing markets and needs of the business partners with the Company’s strengths effectively, we will change our sales systems to new systems that place emphasis on the three key areas above, and try to grasp the needs of the business partners quickly. In addition, the Company has newly established an application center for the purpose of making appropriate development and support, such as effective combination or utilization of the Company’s strengths, so that it can supply at the right time with new products that are serving the needs it has grasped.

(3) “Establishment of Intellectual Property Center”

Intellectual property, such as patents, is becoming more important. The Company will newly establish an intellectual property center as a specialized division and pursue business development focusing equally on business, development and intellectual property.

2.	To improve variable cost ratio

During the fiscal year ended March 31, 2003, it was not possible for the Company to improve the variable cost ratio enough, for the reasons including the influence of the substantial price discount. It is expected that stringent requirements for discount of labeled prices will continue for a while, however the Company will gain a stronger structure only if it continues to offer the price reduction. So, we will work on improvement of unprofitable products and improvement of productivity.

•   Reforms of the nature

     Necessity for speeds has drastically increased including a reduction in the lead-time of development, production and distribution. There is much that has yet to be reformed at the Company to respond to such changes. In particular, we consider reform of the Company’s consciousness is a fundamental issue. Therefore, we will innovate to change the corporate climates and cultures that no longer adapt to the surrounding environment and the markets. The Company will make every effort to originate a culture where it notes reality and the sites more aggressively, as well as raises consciousness of speed and consciousness of danger.

     With respect to corporate governance, which is getting a great deal of attention in terms of business operation, the Company has introduced the Corporate Officer System as part of it in the fiscal year under review and clearly defined responsibilities of management for the execution of business. The Company will continue to enrich this point. This year, as for macro-economy, unforeseeable circumstances seem to continue as in the previous fiscal year. Meanwhile, it seems that the electronic industry, to which the Company belongs and which is expected to achieve a further development in the long-term, is at a plateau, heading towards the broadband age in the society heading for “Ubiquitous”, which is expected to bloom from 2005 to 2006. Under these circumstances, in the fiscal year ending March 2004, the Company will push ahead thoroughly with the second stage of structural reforms which places the utmost emphasis on an increase of profit-earning capacity, and strive to enhance value of the firm in the medium term by laying the groundwork.

     We sincerely hope for your continued encouragement and support in the future.

II.	Outline of the Company

(The following sets forth the conditions of the Company as of March 31, 2003 unless otherwise specifically indicated.)

(1)	Principal Business

The Company is principally engaged in the manufacture and sale of electronic materials and components as well as recording media. Major products by division are as follows:

Division	Major Products

Electronic materials	ferrite cores, ferrite magnets, rare-earth magnets, ceramic capacitors

Electronic devices	high-frequency components, EMC components, piezoelectric products, sensors, inductors, transformers, switching power supplies, DC-DC converters, DC-AC inverters

Recording devices	GMR heads, thermal heads, optical heads

Semiconductors & others	semiconductor ICs, organic electroluminescent (EL), anechoic chambers

Recording media & systems	audiotapes, videotapes, CD-Rs, MDs, DVDs, “BS”/“CS” antenna, PC software, PC cards, tape-based date storage media for computers

(2)	Major Business Offices and Plants

Head Office:	13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Osaka Branch:	5-7, Kawara-machi 3-chome, Chuo-ku, Osaka

	Area	Number of offices

Business Offices:	Tohoku Kanto-Koshinetsu Tokai-Hokuriku Kinki Chugoku-Shikoku Kyushu	Sendai office 5 including Tokyo office Nagoya office Osaka office 2 including Hiroshima office Kyushu office

Plants:	Chokai Plant Akita Plant Kisakata Plant Inakura Plant Narita Plant Shizuoka Plant Kofu Plant Chikumagawa Plant Mikumagawa Plant	(Akita) (Akita) (Akita) (Akita) (Chiba) (Shizuoka) (Yamanashi) (Nagano) (Oita)

Research & Development Facilities:	Corporate Research & Development Center (Chiba) HMS Research Center (Chiba) Materials Research Center (Chiba) Information Technology Development Center (Nagano)

(3)	Matters Concerning Shares

(a)	Total Number of Shares:
	Number of Shares Authorized to be Issued by the Company:	480,000,000 shares

	Number of Shares Issued:	133,189,659 shares

(b)	Number of Stockholders:	34,230 stockholders
(an increase of 2,097 stockholders from the end of the preceding fiscal year)

(c)	Principal Stockholders (ten largest stockholders):

			Investment to the Principal
	Investment to the Company		Stockholders of the Company

	Number of	Percentage of	Number of	Percentage of
Name of stockholder	shares held	voting rights held	shares held	voting rights held

	(thousands of	(%)	(thousands of	(%)
	shares)		shares)
Japan Trustee Services Bank, Ltd. (Trust account)	10,149	7.65	—	—
The Master Trust Bank of Japan, Ltd. (Trust account)	6,773	5.10
Matsushita Electric Industrial Co., Ltd.	6,249	4.71	999	0.04
NATSCUMCO	6,015	4.53	—	—
UFJ Trust Bank Limited (Trust account)	4,247	3.20	—	—
Nippon Life Insurance Company	3,659	2.76	—	—
Risona Bank, Ltd.	3,077	2.32	—	—
The Chase Manhattan Bank, NA London (SL Omnibus account)	2,920	2.20	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	2,817	2.12	—	—
The Sansiao Trading Company, Ltd.	2,522	1.90

Notes:
1.	Any number of shares less than one thousand has been disregarded.
2.	NATSCUMCO is a transfer agent of Citi Bank N.A., a depositary bank for the American Depositary Receipts (the “ADRs”) of the Company.
3.	With respect to investments in UFJ Trust Bank Limited, the Company owns 200 shares of UFJ Holdings, Inc. (percentage of voting rights held: 0.00%), which holds 100% shares of UFJ Trust Bank Limited.
4.	With respect to investments in Resona Bank, Ltd., the Company owns 2,097 thousands shares of Resona Holdings, Inc. (percentage of voting rights held: 0.03%) which holds 100% shares of Resona Bank, Ltd.
5.	With respect to investments in The Bank of Tokyo-Mitsubishi, Ltd., the Company owns 2,877 shares of Mitsubishi Tokyo Financial Group, Inc. (percentage of voting rights held: 0.04%), which holds 100% shares of The Bank of Tokyo-Mitsubishi, Ltd.
6.	With respect to the investment in each of Matsushita Electric Industrial Co., Ltd., UFJ Holdings, Inc., Resona Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc., the Company holds each of their shares through Mitsui Asset Trust & Banking Co., Ltd., acting trustee holding as trust assets, who is a transfer agent of the Company. The Company reserves the right to instruct the exercise of voting rights of the shares held by the Company under the Trust Deed.

(4)	Acquisition, Disposal and Holding of the Company’s Own Shares:

(1)	Shares to be acquired:
Acquisition of own shares pursuant to resolutions in accordance with Section 1, Article 210 of the Commercial Code
	Shares of common stock: Aggregate amount of acquisition cost	223,600 shares ¥1,207,703,000

Acquisition of own shares through the purchase of shares constituting less than one unit
	Shares of common stock: Aggregate amount of acquisition cost	10,792 shares ¥5,516,640

(2)	Shares transferred:	None.

(3)	Shares disposed:	None.

(4)	Number of shares held for the fiscal year under review:	564,475 shares of common stock

(5)	Matters Concerning Employees

		Comparison with the		Average Working
	Number of Employees	preceding term	Average Age	Years

Male	5,467	857 (decreased)	39.7	17.5
Female	745	99 (decreased)	32.0	11.5
Total	6,212	956 (decreased)	38.8	16.8

Notes:
1.	Temporary or part-time employees are not included in the list above.
2.	Any portion of the average age or average working years totalling less than one tenth of one year is disregarded.

(6)	Matters Concerning Principal Business Combination

1.	Matters Concerning Principal Subsidiaries:

		Percentage of
		Voting Rights held	Outline of
Name of Companies	Common Stock	by the Company	Principal Business

TDK U.S.A. Corporation (U.S.A.)	(US$283,550 thousand) ¥34,082 million	100.0%	Management and supervision of subsidiaries in the United States

TDK Electronics Corporation (U.S.A.)	(US$62,849 thousand) ¥7,554 million	100.0%	Manufacture and sale of recording media & systems products

TDK Corporation of America (U.S.A.)	(US$3,800 thousand) ¥456 million	100.0%	Sale of electronic materials & components

		Percentage of
		Voting Rights held	Outline of
Name of Companies	Common Stock	by the Company	Principal Business

TDK Taiwan Corporation (Taiwan)	(NT$424,125 thousand) ¥1,467 million	82.8%	Manufacture and sale of electronic materials & components

SAE Magnetics (Hong Kong) Limited (Hong Kong)	(HK$50 thousand) ¥ 0 million	100.0%	Manufacture and sale of electronic materials & components

TDK Hong Kong Company Limited (Hong Kong)	(HK$25,500 thousand) ¥ 392 million	100.0%	Manufacture and sale of electronic materials & components

TDK Recording Media Europe S.A. (Luxembourg)	(Euro 82,846 thousand) ¥10,755 million	100.0%	Manufacture and sale of recording media & systems products

TDK Electronics Europe GmbH (Germany)	(Euro 65,585 thousand) ¥8,514 million	100.0%	Sale of electronic materials & components and recording media & systems products

TDK-MCC Corporation (Japan)	¥1,800 million	100.0%	Manufacture of electronic materials & components

TDK Marketing Corporation (Japan)	¥1,050 million	100.0%	Sale of recording media & systems products

Notes:
1.	The Company indirectly owns 100% of TDK Electronics Corporation, TDK Corporation of America, SAE Magnetics (Hong Kong) Limited, TDK Recording Media Europe S.A. and TDK Electronics Europe GmbH.
2.	The figures in parentheses in the above column of “Common Stock” are stated in local currencies. Yen amounts are translated at the exchange rates on the balance sheet date. Any amount less than one million yen is disregarded.
3.	Any portion less than one-tenth of one percent of the percentage of voting rights held by the Company is disregarded.

2.	Condition of Business Combination:

The number of consolidated subsidiaries for the fiscal year ended March 31, 2002 was 77 (domestic 26, overseas 51). Eight manufacturing subsidiaries in the Akita and Yamagata regions were integrated into three companies, and one subsidiary in Japan and one overseas subsidiary were liquidated, respectively. On the other hand, the Company acquired the U.S. company that manufactures and sells power supplies products used for data communication equipment and established a subsidiary in Shanghai in China. As a result, the total number of consolidated subsidiaries for the fiscal year under review totaled 72 (domestic 20, overseas 52). The number of affiliates as to investment in which the equity method of accounting had been carried out was seven (domestic 4, overseas 3) for the fiscal year ended March 31, 2002; it totaled eight (domestic 5, overseas 3) for the fiscal year under review.

3.	Results of Business Combination:

The number of consolidated subsidiaries including the ten principal subsidiaries stated above is 72 and that of affiliates as to investment in which the equity method of accounting has been carried out is eight. Consolidated net sales for the fiscal year under review amounted to approximately ¥608,880 million (an increase of 6.7% compared with the preceding fiscal year) and consolidated net income amounted to approximately ¥12,019 million (¥25,771 million of consolidated net losses was stated for the preceding fiscal year).

(7)	Major Lenders, Amount of Loans and Number of the Shares of the Company Owned

Not applicable.

(8)	Name, Position and Duty, or Major Occupation of Each Director and Corporate Auditor

Position	Name	Duty and Major Occupation

President and CEO	Hajime Sawabe

Director	Hirokazu Nakanishi	General Manager of China Business Development Group

Director	Jiro Iwasaki	General Manager of Administration Group and in charge of Safety & Environment

Director	Shinji Yoko	General Manager of Electronic Components Sales & Marketing Group

Director	Takeshi Nomura	General Manager of Materials Research Center and General Manager of Intellectual Properties Center

Director	Mitsuaki Konno	General Manager of Management Review and Support Department

Director	Yasuhiro Hagihara	Lawyer, Partner of the Law Firm of Squire, Thunders and Dempcy L.L.P. (U.S.A.)

Corporate Auditor	Takuma Otsuka	Full-time

Corporate Auditor	Yutaka Mori	Full-time

Corporate Auditor	Hiromi Kitagawa

Corporate Auditor	Osamu Nakamoto	Lawyer, Partner of the Law Firm of Mori Hamada & Matsumoto

Notes:
1.	Mr. Yasuhiro Hagihara is an outside Director prescribed in Paragraph 7-2, Section 2, Article 188 of the Commercial Code.
2.	Messrs. Hiromi Kitagawa and Osamu Nakamoto are outside Corporate Auditors prescribed in Section 1, Article 18 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”.
3.	Changes in Directors during the fiscal year under review are as follows:

(i)	Assumption of office of Directors for the fiscal year under review:

Position	Name	Remarks

Executive Director	Mitsuaki Konno	Assumed on June 27, 2002
Executive Director	Yasuhiro Hagihara	Assumed on June 27, 2002

(ii)	Retirement during the fiscal year under review:

Position	Name	Remarks

Executive Senior Managing Director	Shunshijiro Saito	retired on June 27, 2002
Executive Managing Director	Joichiro Ezaki	retired on June 27, 2002
Executive Director	Suguru Takayama	retired on June 27, 2002
Executive Director	Takeshi Ohwada	retired on June 27, 2002
Executive Director	Yoshinori Hashimoto	retired on June 27, 2002
Executive Director	Kiyoshi Ito	retired on June 27, 2002
Executive Director	Katsuhiro Fujino	retired on June 27, 2002

(9)	Conditions of Issuance of Stock Acquisition Rights with Specially Favorable Terms and Conditions to Persons other than Stockholders On August 9, 2002, the stock acquisition rights were issued as stock option pursuant to a resolution of the meeting of the Board of Directors of the Company held on August 1, 2002.

(1)	Total number of stock acquisition rights issued: 2,226 shares (100 shares per one stock acquisition right)

(2)	Class and number of shares to be granted for stock acquisition rights: 222,600 shares of common stock

(3)	Issue price of stock acquisition rights: Free of charge

(4)	Amounts to be paid upon the exercise of each stock acquisition right: ¥590,900 (¥5,909 per share)

(5)	Exercise period of stock acquisition rights: From August 1, 2004 to July 31, 2008

(6)	Conditions of exercise of stock acquisition rights:

(a)	Partial exercise of each stock acquisition right is only exercisable so long as the number of shares to be granted for stock acquisition rights is any integral multiples of a unit of shares of the Company.

(b)	No transfer, pledge or any other disposition of stock acquisition rights shall be approved.

(c)	When Directors and corporate officers of the Company and officers of associated companies, who have been granted such stock acquisition rights, are removed from their respective offices, voluntarily resign, or lose their positions due to disqualification, stock acquisition rights may not be exercised.

(d)	When certain employees of the Company and associated companies, who have been granted such stock acquisition rights, are demoted or dismissed as a result of disciplinary measures, stock acquisition rights may not be exercised.

(e)	In case of the loss of position as Directors, corporate officers and certain employees of the Company and associated companies due to the reason other than (c) or (d) stated above, stock acquisition rights may be exercised within two years following such loss of position.

(f)	Other conditions relating to the exercise of such rights have been provided for in accordance with the agreement with respect to the granting of stock acquisition rights which was concluded between the Company and each of the Grantees, pursuant to resolutions made at this Ordinary General Meeting of Stockholders and the meeting of the Board of Directors.

(7)	Events and conditions of cancellation of stock acquisition rights:

(a)	If a proposal for approval of a merger agreement, under which the Company is the dissolving company, is approved at a meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer under which the Company becomes a wholly owned subsidiary, is approved at a meeting of stockholders of the Company, stock acquisition rights may be cancelled without any charge.

(b)	In the event that the Company acquires and holds stock acquisition rights, it may, at any time, cancel without any charge any and all of such stock acquisition rights.

(8)	Contents of specially favorable terms and conditions:
Stock acquisition rights have been issued free of charge to Directors, corporate officers and key employees of the Company and officers and key employees of associated companies.

(9)	Name and number of stock acquisition rights allotted:

Directors of the Company

Name	Number of stock acquisition rights

Hajime Sawabe	186
Hirokazu Nakanishi	99
Jiro Iwasaki	92
Shinji Yoko	92
Takeshi Nomura	92
Mitsuaki Konno	52
Yasuhiro Hagihara	10

Corporate Officers of the Company

Name	Number of stock acquisition rights

Joichiro Ezaki	92
Kiyoshi Ito	85
Katsuhiro Fujino	52
Takeshi Ohwada	52
Kunihiro Fukushima	45
Yukio Hirokawa	45
Takehiro Kamigama	45
Masatoshi Shikanai	45
Yukio Harada	45
Yoshitomo Suzuki	45
Michinori Katayama	45
KenryoNamba	45

Directors of SAE Magnetics (Hong Kong) Limited (subsidiary of the Company)

Name	Number of stock acquisition rights

NG Wai Hung	10
Leung Siu Hong	8

Director of TDK Taiwan Corporation (subsidiary of the Company)

Name	Number of stock acquisition rights

In Tzu Hsieh	5

Director of TDK Electronics Ireland Ltd. (subsidiary of the Company)

Name	Number of stock acquisition rights

Stephen William James Seawright	5

Key employees of the Company and affiliates (Top 10)

Company	Name	Number of New Shares

The Company	Tsutae Suzuki	10
The Company	Shiro Nomi	8
The Company	Kuniaki Goto	8
The Company	Osamu Tazaki	8
The Company	Kazutomo Onizuka	8
The Company	Kenichi Hiruma	8
The Company	Seiji Enami	8
The Company	Akira Okamoto	8
The Company	Noboru Hara	8
The Company	Masao Ishihara	8

(10)	Any events materially affecting the conditions of the Company occurred after the settlement of accounts.

None.

Attachment (2)

BALANCE SHEET
(Non-consolidated basis)

(As of March 31, 2003)

Item	Amount

(Millions of yen)
(ASSETS)
Current Assets:	224,917
Cash and deposits with banks	55,240
Trade receivables — notes	4,429
Trade receivables — accounts	70,136
Marketable securities	11,399
Products	10,517
Raw materials and supplies	5,821
Work in process	9,798
Advance payments	6,700
Accrued income taxes	1,054
Deferred tax assets	3,511
Short-term loans receivables	40,780
Other current assets	5,638
Allowance for doubtful receivables	- 112

Fixed Assets:	284,643
Property, plant and equipment:	123,737
Buildings	41,691
Structures	2,119
Machinery and equipment	52,555
Vehicles, tools, furniture and fixtures	4,896
Land	14,929
Construction in progress	7,545
Intangible fixed assets:	12,097
Patent rights	8,726
Software	3,106
Other intangible fixed assets	265
Investments and advances:	148,807
Investments in securities	8,885
Shares of subsidiaries	97,595
Investment in subsidiaries	5,489
Long-term loans receivable	11,763
Long-term prepaid expenses	4,006
Long-term deferred tax assets	20,103
Other investments	1,596
Allowance for doubtful receivables	- 632

Total Assets:	509,561

Item	Amount

(Millions of yen)
(LIABILITIES)
Current Liabilities:	60,672
Trade payables — accounts	32,843
Accounts payable	11,431
Accrued income taxes	52
Accrued expenses	8,387
Deposits received	7,658
Other current liabilities	299

Fixed Liabilities:	29,646
Retirement and severance benefits	29,337
Directors’ and Corporate Auditors’ retirement allowance	309

(Total Liabilities)	90,319

(STOCKHOLDERS’ EQUITY)

Common Stock:	32,641
Capital Surplus	59,256
Additional paid-in capital	59,256
Legal Surplus:	332,160
Legal reserve	8,160

Special depreciation reserve	1,037
Other reserve	306,053
Unappropriated retained earnings for the year	16,908
(Income for the year)	(133)
Unrealized holding gain (loss) on investments in shares	37
Treasury stock	-4,854
Total Stockholders’ Equity:	419,241

Total Liabilities and Stockholders’ Equity:	509,561

(Notes)
1.	Figures are stated in millions of yen by disregarding any amount less than one million yen.
2.	Principal Accounting Principles, etc. are stated separately.

Attachment (3)

STATEMENT OF INCOME
(Non-consolidated basis)

From: April l, 2002
To: March 31, 2003

Item	Amount	Total

	(Millions of yen)	(Millions of yen)
CURRENT INCOME AND LOSS
Operating Income and Loss:
Operating income:
Net sales		320,697
Operating expenses:
Cost of sales	262,053
Selling, general and administrative expenses	55,461	317,514
Operating income:		3,182
Non-operating Income and Loss:
Non-operating income:
Interest and dividend income	2,847
Rental received	2,341
Other non-operating income	4,284	9,473
Non-operating expenses:
Interest paid	18
Exchange loss	532
Depreciation of leased assets	1,960
Other non-operating expenses	1,065	3,577
Current Income:		9,078

EXTRAORDINARY PROFIT AND LOSS
Extraordinary Profit:
Reversal of allowance for doubtful receivables	102
Other extraordinary profit	249	351

Extraordinary Loss:
Loss on disposal of fixed assets	1,096
Extraordinary loss from business restructuring	2,840
Other extraordinary loss	3,869	7,806

Income before income taxes		1,623
Income tax, resident tax and enterprise tax		52
Refunded income taxes		-443
Reversal of prior year income taxes		-595
Adjustments to income taxes		2,477
Net income		133
Retained earnings brought forward from the preceding year		20,090
Interim dividends		3,315
Unappropriated retained earnings for the year		16,908

(Notes)
1.	Figures are stated in millions of yen by disregarding any amount less than one million yen.
2.	Principal Accounting Principles, etc. are stated separately.

(Separate notes)

PRINCIPAL ACCOUNTING PRINCIPLES

     The principal accounting principles, procedures and methods of representation adopted for the preparation of the Balance Sheet and the Statement of Income are as follows:

1.	Valuation standards and methods of securities are as follows:

(a)	Shares of subsidiaries and affiliates:

They are valued at cost using a moving average cost method.

(b)	Other securities:

Marketable securities:

Market price method on the fair market price as of the end of fiscal year (any balance resulting from valuation of securities shall directly be entered into stockholders’ equity, while any cost of sales of marketable securities shall be calculated using a moving average cost method.)

Non-marketable securities:

They are valued at cost using a moving average cost method.

2.	Valuation standards and methods of derivatives are as follows:

They are valued at market price.

3.	Valuation standards and methods of inventories are as follows:

(a)	Products and work in progress:

They are valued at the lower of cost using a periodic average method.

(b)	Raw materials and supplies:

They are value at the lower of cost using a monthly moving average cost method.

4.	Method of depreciation of cost of fixed assets

(a)	Property, plant and equipment:

Depreciation of buildings (other than facilities attaching to the buildings) is principally computed using the straight-line method, and property other than buildings is principally computed using the declining balance method.

The estimated useful lives of assets are as follows:

Buildings:	3 to 50 years
Machine and equipment	4 to 22 years

(b)	Intangible fixed assets:

Depreciation of intangible fixed assets is computed using the straight-line method.

Software for the in-house use is computed using the straight-line method based on the utilizable period (5 years) within the Company.

5.	Accounting basis of principal allowances

(a)	Allowance for doubtful receivables:

In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.

(b)	Retirement and severance benefits:

It is stated estimated amounts of benefit obligations and plan assets as at March 31, 2003 for the future payment of retirement and severance benefits payable to employees.

Actuarial gains and losses are amortized from the next year following the year in which such gains and losses occurred using the straight-line method over certain periods within the estimated average remaining service years of employees. Prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.

(c)	Directors’ and Corporate Auditors’ retirement allowance:

In order to prepare for future payment of retirement grants for Directors and Corporate Auditors to resign, it is stated an amount to be required at the end of the fiscal year in accordance with the internal regulations of the Company. Provided, however, that the reserve for Directors’ retirement allowance to be accrued following the date after the date of the 106th Ordinary General Meeting of Stockholders has been suspended upon resolutions of the meeting of the Board of Directors. Directors’ prior retirement grants shall be paid when a Director resigns upon resolution of the General Meeting of Stockholders.

It is the allowance as prescribed in Article 287-2 of the Commercial Code of Japan before amendments in 2002.

6.	Method of accounting for lease transactions

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

7.	Method of accounting consumption tax, etc.

No consumption tax, etc. is included in the financial statements.

8.	Accounting for treasury stock and reversal of statutory reserve, etc.:

As a result of the application of “Accounting Standards regarding Treasury Stock and Reversal of Statutory Reserve, etc. (Corporate Accounting Standard No. 1)” after April 1, 2002, the Company adopted such standards for the fiscal year under review. Such change has not adversely affected the income and loss of the Company for the fiscal year under review.

The presentation of stockholders’ equity of the accompanying balance sheet for the fiscal year under review has been changed in accordance with the provisions of “Commercial Code Enforcement Regulations” (Ordinance of Ministry of Justice No. 22, March 29, 2002).

9.	Information per share:

As the “Accounting Standards regarding Current Net Income Per Share (Corporate Accounting Standards No. 2)” and “Guideline for Application of Accounting Standards Regarding Current Net Income Per Share (Guideline for Application of Corporate Accounting Standards No. 4)” have been applied for fiscal year commencing from April 1, 2002, the Company has adopted such standards and guidelines for the fiscal year under review.

Notes with respect to Balance Sheet

1.	Pecuniary credits and debts to subsidiaries:

(a)	Short-term credits	¥66,493 million
(b)	Long-term credits	¥11,572 million
(c)	Short-term debts	¥19,780 million

2.	In addition to the fixed assets stated in the balance sheet, there are computers and other related machinery and equipment as principal assets used pursuant to lease contracts.

3.	There is no pecuniary credit or debt to Directors or Corporate Auditors of the Company.

4.	Current assets, investments and liabilities include those denominated in foreign currencies. Accounts of major items translated into yen are as follows:

(a)	Trade receivables — accounts	¥23,382 million
(b)	Other current assets	¥1,265 million
(c)	Shares of subsidiaries	¥84,565 million
(d)	Investments in subsidiaries	¥5,489 million
(e)	Trade payables — accounts	¥1,392 million

5.	Assets pledged or collateral:

Securities	¥1,399 million
Investments in securities	¥1,097 million

6.	Contingent liabilities including guaranteed liabilities:

Outstanding guaranteed liabilities	¥7,184 million

7.	Accumulated amount of depreciation of property, plant and equipment:	¥249,384 million

8.	Consumption taxes are included in the “other current assets” after offsetting the amount paid in advance against the amount received in advance.

9.	The number of the outstanding and unexercised stock acquisition rights is 2,226 and 100 shares of common stock per stock acquisition right upon exercise thereof will be issued at the issue price of ¥590,900 (¥5,909 per share).

10.	Net income per share: ¥0.53 (It is calculated on the basis of the average number of shares in issue during the fiscal year under review.)

The difference between the income for the fiscal year under review amounting to ¥133 million and the income for common shares used for the calculation of the income per share for the fiscal year under review amounting to ¥69 million, both of which are stated in the accompanying Statement of Income, is Directors’ bonuses.

Also, the average number of shares of common stock in issue during the fiscal year under review, which has been used for the calculation of the income per share is 132,716 thousands of shares.

Notes with respect to Statement of Income

1.	Sales to subsidiaries:	¥178,337 million
2.	Purchases from subsidiaries:	¥149,181 million
3.	Non-operating transactions with subsidiaries:	¥7,804 million

Notes with respect to Retirement and Severance Benefits

1.	Components of retirement and severance benefits:

107th Business year
(As at March 31, 2003)

(¥ million)
(1) Retirement and severance benefit obligation:	-233,671
(2) Plan assets:	143,216
(3) Unfunded obligations for benefit obligation (1) + (2):	-90,454
(4) Unrecognized actuarial loss (gain)	81,553
(5) Unrecognized prior service costs	-20,436
(6) Accrued retirement and severance benefits (3) + (4) + (5):	-29,337

2.	Components of retirement benefit costs:

107th Business year
(From April 1, 2002 to
March 31, 2003)

(¥ million)
Retirement benefit costs	12,855
(1) Service cost	7,804
(2) Interest cost	5,687
(3) Expected return on plan assets	-3,375
(4) Amortization of prior service costs	-1,362
(5) Amortization of actuarial loss (gain)	3,708
(6) Extra retirement money, etc. specially paid:	393

3.	Calculation basis of for retirement and severance benefits obligations:

		107th Business year
		(As at March 31, 2003)

(1)	Discount rates:	2.00%
(2)	Expected rates of return on investment:	2.00%
(3)	Distribution method of estimated amount of retirement and severance benefits during the period:	Period fixed amount standard
(4)	Amortization of prior service obligations	Average remaining years of service of the employees when it occurs
(5)	Years to amortize actuarial gain/loss:	Average remaining years of service of the employees when it occurs

Attachment (4)

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

Appropriation of Unappropriated Retained Earnings for the Fiscal Year ended March 31, 2003

	(yen)	(yen)

I. Unappropriated retained earnings for the year:	16,908,905,979
Reversal of general reserve:
Reversal of special depreciation reserve:	278,776,113

Total		17,187,682,092

We propose that the above income will be disposed as follows:
II. Appropriated retained earnings
Dividends:	3,315,629,600
(¥25 per share)
Directors’ bonuses:	64,150,000
General reserve:
Special depreciation reserve	159,865,000
Total		3,539,644,600

III. Balance Carried Forward		13,648,037,492

Notes:

1.	Dividends are calculated excluding treasury stock of 564,475 shares.

2.	Interim dividends (¥25 per share) in the aggregate amount of ¥3,315,852,300 were paid on December 6, 2002.

3.	A special depreciation reserve is reversed or set up in accordance with the Special Taxation Measurement Law.

Attachment (5)

CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT

PUBLIC ACCOUNTANTS’ REPORT

May 6, 2003

To: The Board of Directors of TDK Corporation

Shin Nihon & Co.
  Shinobu Miyauchi (Seal)
    Representative partner and engagement partner
    Certified Public Accountant
  Kenji Yumoto (Seal)
    Representative partner and engagement partner
    Certified Public Accountant
  Hideaki Koyama (Seal)
    Engagement partner
Certified Public Accountant

     We have examined the financial statements of TDK Corporation, including balance sheet, the statement of income, the business report (limited to the part regarding the accounts of the Company) and the Proposal for Appropriation of Retained Earnings and attached schedules thereto (limited to the part regarding the accounts of the Company) for the 107th fiscal year from April 1, 2002 to March 31, 2003 pursuant to the provisions of Article 2 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, Etc. of Joint-Stock Corporations (Kabushiki Kaisha)”. Further, the part regarding the accounts of the Company of the Business Report and attached schedules are described based on the records of accounting books of the Company and its subsidiaries.

     The management of the Company is responsible for the preparation of the financial statements and the schedules related thereto and our responsibility as certified public accountants is to express an independent opinion regarding the financial statements and the schedules related thereto.

     Our examination was carried out in accordance with generally accepted auditing standards in Japan. The auditing standards require us to be guaranteed to a reasonable extent as to whether or not the financial statements and the schedules related thereto contain any material misrepresentations. Our audit has been carried out on the basis of trial examination and includes overall examination of representations which are indicated in the financial statements and schedules related thereto, including valuation of the accounting standards adopted, and the methods thereof employed, by the management of the Company as well as valuation of the projections made therein by the management of the Company. Our audit corporation has judged that it has been guaranteed to a reasonable extent that it has a basis for expressing an opinion as a result of the audit. The audit includes the auditing procedures for the Company’s subsidiaries with respect to which we carried out as we considered it necessary.

     We, after examination, hereby report as follows:

(1)	The Balance Sheet and the Statement of Income fairly set forth the financial condition and state the profit and loss of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(2)	The Business Report (limited to the part regarding the accounts of the Company) fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3)	The Proposal for Appropriation of Retained Earnings is in conformity with laws and ordinances and the Articles of Incorporation.

(4)	There exists no matters in the attached schedules (limited to the part regarding the accounts of the Company) to be pointed out in accordance with the provisions of the Commercial Code of Japan.

     Shin Nihon & Co. or engagement partners in charge have no interests with the Company which are defined by the provisions of the Law Concerning Certified Public Accountants.

- End -

Attachment (6)

CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS

AUDIT REPORT

     This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 107th fiscal year from April 1, 2002 to March 31, 2003, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1.	Summary of method of audit

     Each Corporate Auditor, subject to, inter alia, the audit policy and the business assignment, etc. set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors reports on the business, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and the principal offices. Each of Corporate Auditors has also required reports on business from the Company’s subsidiaries, has visited the principle subsidiaries when deemed it necessary, and has examined business and financial conditions. In addition, we received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules.

     As for the transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its stockholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.

2.	Result of audit

(1)	The method and results of auditing carried out by Shin Nihon & Co., Independent Public Accountants, are appropriate.

(2)	The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3)	With respect to the item concerning the proposal for appropriation of retained earnings, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.

(4)	The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.

(5)	With respect to the performance of their duties by the Directors, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.

     We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its stockholders and the Company and acquisition and disposal of its own shares and the like.

May 6, 2003

Board of Corporate Auditors of TDK Corporation

Corporate Auditor (full-time)
Takuma Otsuka	(Seal)
Corporate Auditor (full-time)
Yutaka Mori	(Seal)
Corporate Auditor
Hiromi Kitagawa	(Seal)
Corporate Auditor
Osamu Nakamoto	(Seal)

(Note)	Messrs. Hiromi Kitagawa and Osamu Nakamoto are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.

Reference Documents Concerning the Exercise of Voting Rights

1.	Aggregate number of voting rights owned by all stockholders: 1,325,515 voting rights

2.	Matters to be Resolved and Matters for Reference:

First Item: Approval of proposal for appropriation of retained earnings for the 107th fiscal year

The appropriation of retained earnings for the fiscal year under review is proposed as stated in Attachment (4) (page 25) above.

The Company considers that returning income to its stockholders is an important management duty, and will distribute such income with comprehensive consideration given to the level of return on equity (ROE), dividends on equity (DOE), etc. and business results, among other factors. Consequently, with respect to the appropriation of retained earnings as at the end of the fiscal year under review, the year- end dividend during the fiscal year under review will be ¥25.00 per share, as a result of the Company taking into account the level of ROE and DOE, etc. in accordance with the Company’s basic policy. Together with the interim dividends of ¥25.00 per share, which were paid in December 6, 2002, the total dividends for the fiscal year under review will be ¥50.00 per share, the same amount as the previous fiscal year.

Second Item: Partial amendments to the Articles of Incorporation

1.	Reason for amendments:

(1)	In accordance with the enforcement of the “Law regarding the Partial Amendments to the Commercial Code, etc. of Japan” (Law No. 128, 2001) as of April 1, 2002, the computerization of corporate documents has been approved. The Company, therefore, shall make the necessary changes to the relevant provisions of the Articles of Incorporation in response to the computerization of corporate documents.

(2)	As a result that the establishment of a system for invalidation of share certificates, the adoption of a system for making a request to the Company for sale of shares constituting less than one unit, and the reduction in number of the quorum required for the special resolution at the general meeting of shareholders have been approved due to the enforcement of the “Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan” (Law No. 44, 2002) as of April 1, 2003, the necessary changes to the relevant provisions of the Articles of Incorporation shall be made.

(3)	The Company intends to change the chairman of the General Meeting of Stockholders and meetings of the Board of Directors as one of the policies for management system reform. Also, it will shorten the term of office of Directors to 1 year in order to flexibly establish the optimum management system and increase chances for stockholders to entrust management to Directors, to comply with changes in operating environment. Supplemental provisions will be established to clearly define that the current provisions before amendment shall be applied to the term of Directors who were elected at the 106th Ordinary General Meeting of Stockholders held on June 27, 2002.

(4)	In addition, necessary changes including renumbering of Articles, etc. will be made in connection with the establishment and deletion of Articles, and some expressions will be amended.

2.	Details of amendments

Details of the proposed amendments are as follows.

(Parts proposed to be amended are underlined.)

Present Articles of Incorporation		Proposed amendment

(Name)		(Name)
Article 1.	The Company shall be called TDK Kabushiki Kaisha and indicated as TDK Kabushiki Kaisha in the commercial register.	Article 1.	The Company shall be called TDK Kabushiki Kaisha and indicated as TDK Corporation in English.
2.	It shall be called TDK Corporation in English.		(To be deleted)

(Number of Shares Authorized to be Issued, Number of Shares of One Unit and Non-Issuance of Share Certificates for Shares Constituting Less Than One Unit)		(Aggregate Number of Shares Authorized to be Issued)
Article 5.		Article 5.
2.	The number of shares of one unit of shares of the Company shall be one hundred (100) shares.		(To be deleted)
2-2.	The Company shall not issue share certificates for shares constituting less than one unit of shares (hereinafter referred to as the “shares constituting less than one unit).		(To be deleted)

(To be newly established)		(Number of Shares of One Unit and Non-Issuance of Share Certificates for Shares Constituting Less Than One Unit)
		Article 6.	The number of shares of one unit of shares of the Company shall be one hundred (100) shares.
		2.	The Company shall not issue share certificates for shares constituting less than one unit of shares (hereinafter referred to as the “shares constituting less than one unit). Provided, however, that the foregoing shall not be applicable, in the event that the Share Handling Regulations provides for otherwise.

(To be newly established)		(Purchase of Shares Constituting Less Than One Unit)
		Article 7.	A shareholder (including beneficial shareholder, the same shall be applied hereinafter) who holds shares constituting less than one unit of the Company may request the Company to sell the relevant number of shares which shall constitute one unit of shares if combined with the shares constituting less than one unit already held by such shareholder, pursuant to the provisions of the Share Handling Regulations.

Article 5-2.	(To be deleted)		(To be deleted)
Article 6.	(To be deleted)		(To be deleted)
Article 7.	(To be deleted)		(To be deleted)

Present Articles of Incorporation		Proposed amendment

(Transfer Agent)		(Transfer Agent)
Article 8.		Article 8.
2.	The shareholders’ register (including the beneficial shareholders’ register; the same shall be applied hereinafter) of the Company shall be kept at the place of business of the transfer agent, and the registration of transfer of shares, registration of pledge and indication of trust assets or cancellation thereof, registration or recordation in the beneficial shareholders’ register, purchase of shares representing less than one unit, delivery of share certificates, non-possession of share certificates, acceptance of notices and other notice and other matters relating to shares shall be handled by the transfer agent, but not by the Company.	2.	The shareholders’ register (including the beneficial shareholders’ register; the same shall be applied hereinafter) and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfer of shares, purchase of shares representing less than one unit and sale of shares constituting less than one unit by the Company and other matters relating to shares shall be handled by the transfer agent, but not by the Company.

(Share Handling Regulations)		(Share Handling Regulations)
Article 9.	Denominations of share certificates and registration of transfer of shares of the Company, registration or recordation in the beneficial shareholders’ register, purchase of shares representing less than one unit and other matters concerning the handling of shares and handling fees shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 9.	Denominations of share certificates and the registration of transfer of shares of the Company, purchase of shares representing less than one unit and sale of shares constituting less than one unit by the Company and other matters concerning the handling of shares and handling fees shall be governed by laws and regulations, the Articles of Incorporation as well as the Share Handling Regulations established by the Board of Directors.

(Record Date)		(Record Date)
Article 10.	The Company shall deem those shareholders whose names have been entered or recorded in the shareholders’ register as of the date of each closing of accounts as the shareholders who may exercise shareholders’ rights at the ordinary general meeting of shareholders held with respect to the business period concerned.	Article 10.	The Company shall deem those shareholders whose names have been entered or recorded in the shareholders’ register as of the day of each closing of accounts as the shareholders holding voting rights who may exercise shareholders’ rights at the ordinary general meeting of shareholders held with respect to the business period concerned.

(General Meetings of Shareholders)		(General Meetings of Shareholders)
Article 11.		Article 11.
2.	General meetings of shareholders may be convened at the Head Office and any adjacent place thereto or at Ichikawa-city, Chiba Prefecture.	2.	General meetings of shareholders may be convened at the Head Office or any adjacent place thereto or at Ichikawa-city, Chiba Prefecture.

Present Articles of Incorporation		Proposed amendment

3.	The Chairman of the Board of Directors shall act as the chairman of general meetings of shareholders. If the Chairman of the Board of Directors is prevented from so acting or if the office thereof is vacant, another Director shall act in his/her place in the order previously fixed by the Board of Directors.	3.	Representative Director shall preside over the general meetings of shareholders. In case of two or more Representative Directors, one of Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.
4.	A shareholder may exercise his/her voting rights by proxy by authorizing another shareholder who holds voting rights of the Company as his/her proxy.	4.	A shareholder may exercise his/her voting rights by proxy by authorizing another shareholder who holds voting rights of the Company as his/her proxy. Provided, however, that the shareholder or proxy is required to submit to the Company a document evidencing his/her representation at every general meeting of shareholders.
(To be newly established)		6.	Special resolutions of a general meeting of shareholders provided in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.
6.	A summary of proceedings and the resultant actions taken at a general meeting of shareholders shall be recorded in the minutes. The chairman and the Directors present shall affix their names and seals thereto. The minutes shall be kept at the Head Office of the Company for ten years and copies thereof shall be kept at branches for five years.	7.	A summary of proceedings and the resultant actions taken at a general meeting of shareholders shall be stated or recorded in the minutes. The chairman and the Directors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto. The minutes shall be kept at the Head Office of the Company for ten years and copies thereof shall be kept at branches for five years.

(Number of Directors)		(Number of Directors)
Article 12.		Article 12.
3.	Proposal for elections of Directors shall require the presence of shareholders who hold one third or more of the voting rights owned by all shareholders.	3.	Resolution for election of Directors shall be adopted by an affirmative vote of majority of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.
4.	The election of Directors shall not be by cumulative voting.	4.	Resolution for election of Directors shall not be by cumulative voting.

Present Articles of Incorporation		Proposed amendment

(Term of Office of Directors)		(Term of Office of Directors)
Article 13.	The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two years after their assumption of office.	Article 13.	The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after their assumption of office.

(Directors with Executive Power and Representative Directors)		(Representative Directors) Article 14. (To be deleted)
Article 14.	By resolution of the Board of Directors, a Chairman of the Board of Directors and a President and Director may be chosen.
2.	By resolution of the Board of Directors, several Representative Directors shall be chosen from among the Directors of the preceding paragraph.		By resolution of the Board of Directors, two or more Representative Directors shall be chosen.
3.	The Chairman of the Board of Directors shall superintend the general rules of business operation. The President and Director shall execute the resolutions of the Board of Directors and control the overall business operation of the Company.		(To be deleted)
4.	Directors shall by assisting the President and Director take partial charge of business operations and if the President and Director is prevented from carrying out his/her duties, act in the order previously fixed by the Board of Directors, shall act in his/her place, in the order previously determined by the Board of Directors.		(To be deleted)

(The Board of Directors)		(The Board of Directors)
Article 15.	In addition to the matters provided for by the laws and ordinances or the Articles of Incorporation, the Board of Directors shall make decisions on the execution of important business of the Company.	Article 15.	In addition to the matters provided for by the laws and ordinances or the Articles of Incorporation, the Board of Directors shall make decisions on the execution of important business of the Company.
(No changes in English translation)		(No changes in English translation)

2.	The Chairman of the Board of Directors shall convene meetings of the Board of Directors, and notice of convocation shall be sent to each Director and Corporate Auditor at least 3 days prior to the date of each meeting; provided, however, that in case of urgency, such period may be shortened. If the Chairman of the Board of Directors is prevented from so acting or if the office thereof is vacant, another Director shall act in his/her place in the order previously fixed by the Board of Directors.	2.	The Representative Director shall convene meetings of the Board of Directors, and notice of convocation shall be sent to each Director and Corporate Auditor at least 3 days prior to the date of each meeting; provided, however, that in case of urgency, such period may be shortened. In case of two or more Representative Directors, one of the Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. In the event that the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.

Present Articles of Incorporation		Proposed amendment

3.	The Chairman of the Board of Directors shall act as chairman at the meetings of the Board of Directors, and a majority in the number of Directors shall constitute a quorum of the meetings of the Board of Directors, and resolutions of the meetings of the Board of Directors shall be adopted by a majority vote of the Directors present thereat; provided, however, that if the Chairman of the Board of Directors is prevented from so acting or is vacant, another Director shall act in his/her place in the order previously fixed by the Board of Directors.	3.	The Representative Director shall preside over the meetings of the Board of Directors. In case of two or more Representative Directors, one of the Representative Directors shall act as the Chairman in the order of precedence previously fixed by the Board of Directors. If the Representative Director is prevented from so acting, another Director shall act in his/her place in the order previously fixed by the Board of Directors.
(To be newly established)		4.	Resolutions of the Board of Directors shall be adopted by an affirmative vote of majority of the shareholders present at meetings, a quorum of which shall be majority of shareholders.
4.	A summary of proceedings and the resultant actions taken at a meeting of the Board of Directors shall be recorded in the minutes. The Directors and Corporate Auditors present shall affix their names and seals thereto, and the minutes shall be kept at the Head Office of the Company for ten years.	5.	A summary of proceedings and the resultant actions taken at a meeting of the Board of Directors shall be stated or recorded in the minutes. The Directors and Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto, and the minutes shall be kept at the Head Office of the Company for ten years.

(Consultants and Advisors)			(To be deleted)
Article 17.	Consultants and advisors may be commissioned by resolution of the Board of Directors when necessary.

(Number of Corporate Auditors)		(Number of Corporate Auditors)
Article 18.		Article 17.
3.	Proposal for election of Corporate Auditors shall require the presence of shareholders who hold one third or more of voting rights owned by all shareholders.	3.	Resolution for election of Corporate Auditors shall be adopted by an affirmative vote of majority of the voting rights of shareholders present at the general meeting of shareholders, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.

(Term of Office of Corporate Auditors)		(Term of Office of Corporate Auditors)
Article 19.	The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four years after their assumption of office.	Article 18.	The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four years after their assumption of office.
	(No changes in English translation)		(No changes in English translation)

(Full-time Corporate Auditors)		(Full-time Corporate Auditors)
Article 20.	(Intentionally omitted)	Article 19.	(Same as the current Article 20.)

Present Articles of Incorporation		Proposed amendment

(The Board of Corporate Auditors)		(The Board of Corporate Auditors)
Article 21.		Article 20.
4.	A summary of proceedings and the resultant actions taken at a meeting of the Board of Corporate Auditors shall be recorded in the minutes. The Corporate Auditors present shall affix their names and seals thereto, and the minutes shall be kept at the Head Office of the Company for ten years.	4.	A summary of proceedings and the resultant actions taken at a meeting of the Board of Corporate Auditors shall be recorded in the minutes. The Corporate Auditors present shall affix signatures (including affixing their names and seals) or make electronic signatures thereto, and the minutes shall be kept at the Head Office of the Company for ten years.

Article 22. ~ 25.	(Intentionally omitted)	Article 21. ~ 24.	(Same as the current Article 22. ~ 25.)

Article 26.	(To be deleted)

(Period of Limitation of Dividends, etc.)		(Period of Limitation of Dividends, etc.)
Article 27.	In the event that payment of the dividends and interim dividends declared is not received by a shareholder within three (3) full years from the date of offer of payment, the Company shall be discharged from liability for payment of such dividends and interim dividends.	Article 25.	In the event that payment of the dividends and interim dividends declared is not received after elapse of three (3) full years from the date of offer of payment, the Company shall be discharged from liability for payment of such dividends and interim dividends.

Supplement			(To be deleted)
Notwithstanding the provisions of Article 19 (Term of Office of Corporate Auditors), the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the first accounting period after May 1, 2002 shall remain the same as three years.

(To be newly established)			Notwithstanding the provisions of Article 13 (Term of Office of Directors), the term of office of Directors who were elected at the ordinary general meeting of shareholders held on June 27, 2002 shall continue by the closing of the ordinary general meeting of shareholders to be held in 2004.

Third Item:	Acquisition of own shares of the Company

You are requested to approve that the Company will acquire 500,000 shares of common stock of the Company, with a maximum aggregate acquisition cost of ¥2.3 billion, pursuant to Article 210 of the Commercial Code of Japan during the period from the closing of this Ordinary General Meeting of Stockholders to the closing of next Ordinary General Meeting of Stockholders, in order to enable the Company to execute flexible capital policies responsive to changes in the operating environment.

Fourth Item:	Issuance of stock acquisition rights, in order to grant such rights to Directors, corporate officers and key employees of the Company and its associated companies

You are requested to approve the issuance by the Company of stock acquisition rights in accordance with the following terms and conditions, pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to grant such rights as a stock option to Directors, corporate officers and key employees of each of the Company and associated companies.

1.	Reason for the issuance of stock acquisition rights with specially favorable terms and conditions to persons other than stockholders:

In order to further raise motivation and enhance morale for contributing to the improvement of consolidated business results of the Company, improve business results of the Company and associated companies and stockholder values, stock acquisition rights will be issued to Directors, corporate officers and key employees of the Company and associated companies in accordance with the conditions of the issuance as stated in 2. below.

2.	Summary of the issuance of stock acquisition rights:

(1)	Class and number of shares to be issued upon exercise of stock acquisition rights:

The maximum number shall be 500,000 shares of common stock of the Company.

In case of adjustment of the number of shares attached to each stock acquisition rights (defined as below) in accordance with (2) below, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted to a number obtained by multiplying the number of shares attached to each stock acquisition right after adjustment by the aggregate number of stock acquisition rights.

(2)	Aggregate number of stock acquisition rights to be issued:

The maximum number shall be 5,000.

The number of shares attached to one stock acquisition right (hereinafter referred to as the “number of shares attached”) shall be 100 shares. Provided, however, that on or after the date that stock acquisition rights are issued (hereinafter referred to as the “issue date”), in case the Company makes a stock split or stock consolidation of shares of common stock, the number of shares granted shall be adjusted in accordance with the following formula and any number of share less than one share arising out of such adjustment shall be disregarded:

Number of shares attached after adjustment	=	Number of shares attached before adjustment	X	Percentages of stock split or consolidation

Furthermore, on or after the issue date, in case the Company enters into a merger, corporate division or a reduction of paid-in capital, etc., that requires adjustments to the number of shares attached, the number of shares attached shall be adjusted to the reasonable extent.

(3)	Issue price of stock acquisition rights: Free of charge

(4)	Amounts to be paid for the exercise of each stock acquisition right:

Amounts to be paid for the exercise of each stock acquisition right shall be the amount to be paid per share (hereinafter referred to as the “Exercise

Price”) of shares to be issued or transferred upon exercise of the stock acquisition right, multiplied by the number of shares attached.

The exercise price shall be an amount which is the average of the closing prices (regular way) of the Company’s shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the issue date, multiplied by 1.05. Any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen. Provided, however, that if such price is less than the closing price as of the issue date, then such closing price reported on the issue date shall instead be the Exercise Price (if no closing price is reported on such day, then the closing price reported on the day immediately preceding that day).

On or after the issue date, in case the Company issues new shares of its common stock or disposes of its treasury stock at a price less than the current market price (except for issue or transfer upon exercise of stock acquisition rights or transfer of its treasury stock pursuant to the provisions of Section 2, Article 5 of the Supplement of the “Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan (Law No. 79, 2001)), the Exercise Price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:

						Number of shares newly issued	X	Amount paid per share
				Number of	+
				shares issued		Market Price

Exercise Price after adjustment	=	Exercise Price before adjustment	X	Number of shares issued		+	Number of new shares increased after stock split or new issuance

“Number of shares issued” in the above formula means the number of shares obtained by deducting the number of treasury stock from the number of outstanding shares of the Company. In case of disposal of treasury stock, “Number of shares newly issued” shall instead read as “Number of treasury stock to be disposed of”.

Furthermore, on or after the issue date, in case of a stock split or stock consolidation of the Company’s shares of common stock, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:

Exercise Price after adjustment	=	Exercise Price before adjustment	X	1 Percentages of stock split or consolidation

Furthermore, on or after the issue date, in case the Company enters into a merger, corporate division or a reduction of paid-in capital, etc. that requires adjustments to the Exercise Price, it shall be adjusted to the reasonable extent, in light of the conditions of merger, corporate division or the extent of the reduction of paid-in capital, etc.

(5)	Exercise period of stock acquisition rights:

From August 1, 2005 to July 31, 2009

(6)	Conditions of exercise of stock acquisition rights:

Partial exercise of each stock acquisition right is only exercisable so long as the number of shares to be issued upon exercise of stock acquisition rights is any integral multiple of a unit of shares of the Company.

(7)	Events and conditions of cancellation of stock acquisition rights:
(a)	If a proposal for approval of a merger agreement, under which the Company is the dissolving company, is approved at a general meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer is approved at a general meeting of stockholders of the Company, the Company may cancel stock acquisition rights without any charge.

(b)	The Company may, at any time, cancel without any charge such outstanding and unexercised stock acquisition rights as is acquired and owned by itself.

(8)	Restrictions on transfer of stock acquisition rights:
Any transfer of stock acquisition rights shall be subject to approval from the Board of Directors of the Company.

3.	Summary of the allotment of stock acquisition rights:

The Board of Directors of the Company shall determine the number of stock acquisition rights to be granted to each grantee (the “Grantee”), taking into consideration the responsibilities on his/her duties and the contribution of each of the Grantees to the consolidated business results of the Company.

In addition, when granting stock acquisition rights to each Grantee, the Company shall enter into the “Granting of Stock Acquisition Right Agreement” with each of the Grantees, which shall provide for the following conditions deemed reasonable by the Board of Directors for the purpose of the issuance of stock acquisition rights.

<Summary of the “Granting of Stock Acquisition Right Agreement”>

(1)	In the event that Directors of the Company and corporate officers of its associated companies, who have been granted such stock acquisition rights, are removed from their respective offices, voluntarily resign, or lose their positions due to disqualification, stock acquisition rights may not be exercised.

(2)	In the event that the relevant employee of the Company and its associated companies, who has been granted such stock acquisition rights, is demoted or removed due to disciplinary punishment, or resigns for his/her own cause, stock acquisition rights may not be exercised.

(3)	In case of the loss of position as Directors, corporate officers and certain employees of the Company and its associated companies of the Company due to the reason other than 1. or 2. stated above, stock acquisition rights may be exercised within two years following such loss of position.

(4)	In addition, causes for the required return of stock acquisition rights from the respective Grantees to the Company, a limit on the exercise of stock acquisition rights and any other matters related to stock acquisition rights shall be provided for in the Granting of Stock Acquisition Right Agreement.

Fifth Item:	Election of five (5) Corporate Auditors

The terms of offices of all four (4) Corporate Auditors will expire at the closing of this Ordinary General Meeting of Stockholders. You are requested to elect five (5) Corporate Auditors, increased by one, in order to further reinforce the auditing system. The Board of Corporate Auditors has already approved this proposal. Candidates for Corporate Auditors are as follows:

Candidate	Name	Resume and Status as Other Company's		Number of Shares of
No.	(Date of Birth)	Representative, if any		the Company Owned

1	Takuma Otsuka	1962:	entered into the Company	1,000 shares
	(Feb. 23, 1944)	1991:	General Manager of Ferrite Magnet Products Div. of Magnet Business Group of the Company
		1998:	Director, Deputy General Manager of Magnetic Products Business Group of the Company
		1999:	Director, Deputy General Manager of Electronic Components Business Group of the Company
		2000:	Full-time Corporate Auditor (to present)

2 *	Masaaki Miyoshi	1970:	entered into the Company	900 shares
	(Sep. 3, 1947)	1998:	General Manager of Corporate Planning Department
		2000:	President of Korea TDK Co., Ltd. (to present)

3	Osamu Nakamoto	1974:	registered as lawyer	0 share
	(April 8, 1942)	1975:	entered into the law firm of Hamada & Matsumoto
		1981:	Lawyer, Partner of the said law firm
		2000:	Corporate Auditor of the Company (to present)
		2002:	Lawyer, Partner of the law firm of Mori Hamada & Matsumoto (to present)

4 *	Kazutaka Kubota	1966:	entered into The Saitama Bank, Ltd.	0 share
	(Oct. 11, 1942)	1992:	General Manager of Institutions Business Department of The Asahi Bank, Ltd.
		1994:	Full-time Corporate Auditor of the said bank
		1996:	Director of the said bank
		2000:	Vice President of the said bank
		2002:	retired the said bank
		2002:	President of Asahigin Research Institute, Ltd. Part-time Corporate Auditor of Saitama Railway Corporation (to present)

5 *	Kaoru Matsumoto	1971:	Joined Nakajima Accounting Office	0 share
	(Dec. 8, 1947)	1976:	registered as a certificated public accountant
		1977:	resigned from Nakajima & Co. established Kaoru Matsumoto & Co. (to present)

(Notes)

1.	None of the above five (5) candidates has any special interests in the Company.

2.	Names with mark “*” refers to candidates for new Corporate Auditors.

3.	Messrs. Osamu Nakamoto, Kazutaka Kubota and Kaoru Matsumoto are candidates for outside Corporate Auditors as prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.

4.	The law firm of Hamada & Matsumoto changed its name into Mori Hamada & Matsumoto as a result of the consolidation with Mori Sogo effective on December 1, 2002.

Sixth Item:	Presentation of retirement grants to the resigning Corporate Auditors

It is proposed that retirement grants shall be presented to Corporate Auditors, namely, Messrs. Yutaka Mori and Hiromi Kitagawa, who will resign as Corporate Auditors at the closing of this meeting upon the completion of their respective term of office, in appreciation of their meritorious services to the Company, within a reasonable amount based on specified standards of the Company. The amount, the date of presentation and procedures are requested to be entrusted to the determination among the Board of Corporate Auditors.

Resume of the above person is as follows:

Name	Resume

Yutaka Mori	June 2000:	assumed the office of full-time Corporate Auditor of the Company (to present)
Hiromi Kitagawa	June 2000:	assumed the office of Corporate Auditor of the Company (to present)

Seventh Item:	Appointment of Certified Public Accountants

The Company’s independent certified public accountants, Shin Nihon & Co. will resign as the accountant of the Company due to the expiry of the term of office at the closing of this Ordinary General Meeting of Stockholders. You are hereby requested to appoint new certified public accountants.

The Board of Corporate Auditors has already approved this proposal.

A candidate for the certified public accountants is as follows:

Name	AZSA & Co.

Office	<Principal office>
	Hibiya Kokusai Building, 2-3, Uchisaiwai-cho 2-chome
	Chiyoda-ku, Tokyo

History	Established on February 26, 2003

Outline	<Equity>		¥45,000,000
	<Members>
	Partners	(CPA)	10 (including 7 representative partners)
	Employees	(CPA)	89
		(Assistant Accountant)	110
		(Others)	71
		Total	280

International business	Affiliated with KPMG as a member firm

- End -

Map to Technical Center of TDK Corporation
     (Translation omitted)